BANYAN TREE SECURITIES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17A-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2022

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Banyan Tree Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21250 Hawthorne Boulevard, Suite 550
(No. and Street)

Torrance	CA	90503
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Naehu	310-477-0111	knaehu@banyantree-llc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Naehu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Banyan Tree Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Kenneth Naehu

Title: Chief Compliance Officer

Please see attached document for notarization

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Banyan Tree Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Banyan Tree Securities, LLC as of December 31, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Banyan Tree Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Banyan Tree Securities, LLC's management. My responsibility is to express an opinion on Banyan Tree Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Banyan Tree Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Banyan Tree Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Banyan Tree Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Banyan Tree Securities, LLC's auditor since 2017.

Tarzana, California

January 23, 2023

BANYAN TREE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets		**2022**
Assets		
Cash	$	149,792
Total assets	$	149,792
Liabilities and Members' Equity		
Liabilities		
Accounts payable		5,000
Due to Related Party		5,179
Total current liabilities		10,179
Members' equity		
Members' equity		139,614
Total members' equity		139,614
Total liabilities and members' equity	$	149,792

BANYAN TREE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues:		
Revenue		-
Total revenue	$	-
Expense:		
Advertising and Promotion		-
General office expense		300
Insurance		-
Legal & professional		17,200
Regulatory fee		3,557
Rent Expense		9,608
Tax and license		1,660
Telephone		209
Total expenses		32,534
Income (loss) from operation	$	(32,534)
Net income (loss)	$	(32,534)

□

BANYAN TREE SECURITIES, LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2022

		2022
Operating activities		
Net income (loss)	$	(32,534)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Payable:		
Due to Related party		579
Net cash provided (used) by operating activities		(31,955)
Financing activities		
Contributed capital		40,000
Net cash provided (used) by financing activities		40,000
Increase in cash		8,045
Cash at 1/1/22		141,747
Cash at 12/31/22	$	149,792
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	800

□

BANYAN TREE SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
DECEMBER 31, 2022

	Total
Balance, December 31, 2021	$ 132,148
Contributed Capital	$40,000
Net Income (loss)	(32,534)
Balance, December 31, 2022	$ 139,614

BANYAN TREE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note 1 – Organization and Nature of Business

Banyan Tree Securities, LLC ("Banyan Tree") was organized in the State of Delaware in October 2013. Banyan Tree is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), having become a member on March 30, 2017. It is also a member of Securities Investor Protection Corporation ("SIPC"). Banyan Tree has yet to initiate business operations.

Banyan Tree is a subsidiary of Banyan Tree Holdings, LLC ("Parent"), a Delaware limited liability company. For the year ended December 31, 2022, Banyan Tree's operations are maintained via additional paid-in-capital by Parent and Parent plans to continue to fund the operations with additional capital as needed.

Through common ownership, Banyan Tree is affiliated with Banyan Tree Asset Management, LLC ("Affiliate"), a Delaware limited liability company. Affiliate is an SEC-registered investment adviser.

Note 2 – Significant Accounting Policies

Basis of Presentation – Banyan Tree is approved to conduct the following types of business as a securities broker-dealer:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund underwriter or sponsor
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Underwriter of municipal securities
- Broker or dealer selling interests in mortgages, receivables or other asset-backed securities, and
- Broker or dealer selling interests in unregistered private investment funds
- Operate one office, including the main office.
- Employ up to seven (7) associated persons (registered and unregistered) who have direct contact with customers in the conduct of member's securities sales, trading and investment banking activities, including the immediate supervisors of such persons.

ASC 606 REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. There was no revenue for year ended December 31, 2022.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), Banyan Tree conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, Banyan Tree is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Upon operating, Banyan Tree shall record earned commissions and related clearing expenses on a trade-date basis as securities transactions occur.

Income Taxes – For federal and state Banyan Tree is taxed as a separate entity and not on a consolidated basis as a subsidiary of Parent. Banyan Tree is subject to examinations by U.S. Federal and State tax authorities from 2019 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were not assets to measure at December 31, 2022.

Note 4 – Clearing Broker Deposit

Banyan Tree has not yet engaged a broker for clearing and custody services.

Note 5 – Related Party

Under the terms of an expense sharing agreement ("ESA") with Affiliate, Banyan Tree shares office space and certain expenses with Affiliate that are billed monthly and payable quarterly. Banyan Tree has paid $20,038 in 2022. At year ended December 31, 2022, Banyan Tree owed a related party $5,179.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Note 6 – Net Capital Requirements

Banyan Tree is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, Banyan Tree had net capital of $139,614 which was $39,614 in excess of its required net capital of $100,000. Banyan Tree's net capital ratio was 0.07 to 1.

Note 7 – Exemption from the SEC Rule 15c3-3

While Banyan Tree has yet to engage a broker for clearing and custody services, when it does it shall do so as an introducing broker-dealer that clearing all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2022 through January 23, 2023, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 9 – Commitments and Contingencies

Banyan Tree did not have any litigation or other legal action that would require disclosure during year ended December 31, 2022.

BANYAN TREE SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL FOR THE
YEAR ENDED DECEMBER 31, 2022

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Members' equity from financial condition	$	139,614
Deduction and charges:		
Non-allowable fixed asset		-
Non-allowable other assets		-
Net Capital	$	139,614
Aggregate Indebtedness:		
Accounts payable		10,179
Total aggregate indebtedness	$	10,179
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	100,000
Net capital		139,614
Excess net capital	$	39,614
Excess net capital at 1000%	$	39,614
Ratio: Aggregate indebtedness to net capital		.073

Reconciliation with Company's Computation:

Members' equity as reported in Company's Part II Focus report (unaudited)	$	139,614

No difference exists between the submitted quarterly FOCUS Part IIA for the period through December 31, 2022, and the net capital computation contained in this audit report.

BANYAN TREE SECURITIES, LLC

<u>Schedule II</u>
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

Banyan Tree is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2(ii)

<u>Schedule III</u>
Information Related to Possession or Control
Requirements Under Rule 15c3-3

Banyan Tree is exempt from the Rule 15c3-3 as it relates to possession and Control Requirements under (k)(2)(ii) exemptive provision

ASSERTIONS REGARDING EXEMPTION PROVISIONS

We, as members of the management of Banyan Tree Securities, LLC ("Banyan Tree"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the company hereby makes the following assertions:

Identified Exemption Provision

Banyan Tree claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision

Banyan Tree met the identified exemption provision without exception throughout the period from January 1, 2022 through December 31, 2022.

BANYAN TREE SECURITIES, LLC

Kenneth Nachu
Chief Compliance Officer

January 23, 2023
Date

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Banyan Tree Securities, LLC
Torrance, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Banyan Tree Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Banyan Tree Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provisions") and (2) Banyan Tree Securities, LLC, stated that Banyan Tree Securities, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Banyan Tree Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Banyan Tree Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 23, 2023

VIRGINIA JURAT

State of Virginia)
County of Roanoke)
)

On 01/31/2023 (*Date*), before me, Alexander Luis Marin (*Notary Name*),

the foregoing instrument was subscribed and sworn to before me by:

Kenneth Naehu.

Name of Affiant(s)

- ☐ Personally known to me **-- OR --**
- ☐ Proved to me on the basis of the oath of ____________ (*Name of Credible Witness*) **-- OR --**
- ☑ Proved to me on the basis of satisfactory evidence: Driver License (*Type of ID Presented*)

COMMONWEALTH OF VIRGINIA · ELECTRONIC NOTARY PUBLIC
N
Alexander Luis Marin
REGISTRATION NUMBER
7871785
COMMISSION EXPIRES
August 31, 2024

WITNESS my hand and official seal.

Notary Public Signature: Alexander Luis Marin

Notary Commission Number: 7871785

Notary Commission Expires: 08/31/2024

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Banyan Tree Securities LLC 2022 Annual Audit

Document Date: 01/31/2023

Number of Pages (including notarial certificate): 16